SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

Quarterly Securities Report

For the three months ended June 30, 2014

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	5
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	5

III	Company Information	12
	(1) Information on the Company’s Shares	12
	(2) Directors and Corporate Executive Officers	15

IV	Financial Statements	16
	(1) Consolidated Financial Statements	17
	(2) Other Information	39

Note for readers of this English translation

On August 6, 2014, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2014 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2013	Three months ended June 30, 2014	Fiscal year ended March 31, 2014
Sales and operating revenue	1,711,419	1,809,908	7,767,266
Operating income	35,497	69,814	26,495
Income before income taxes	45,393	68,377	25,741
Net income (loss) attributable to Sony Corporation’s stockholders	3,127	26,808	(128,369)
Comprehensive income	63,349	23,702	121,978
Total equity	2,730,116	2,791,967	2,783,141
Total assets	14,731,005	15,166,121	15,333,720
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	3.09	25.69	(124.99)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	2.68	22.94	(124.99)
Ratio of stockholders’ equity to total assets (%)	15.3	14.9	14.7
Net cash provided by (used in) operating activities	(132,963)	66,242	664,116
Net cash used in investing activities	(41,664)	(124,697)	(710,502)
Net cash provided by (used in) financing activities	121,995	(291,354)	207,877
Cash and cash equivalents at end of the period	801,191	687,405	1,046,466

Notes:

1.       The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.       The Company reports equity in net income (loss) of affiliated companies as a component of operating income.

3.       Consumption taxes are not included in sales and operating revenue.

4.       Total equity is presented based on U.S. GAAP.

5.       Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.       Certain figures presented in the table above have been revised from the versions previously disclosed. For further details, please refer to (4) Revisions of Note 1 of the consolidated financial statements.

7.       The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2014.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2015. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

As of June 30, 2014, the Company had 1,293 subsidiaries and 111 affiliated companies, of which 1,271 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 101 affiliated companies.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in the fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. During the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in the Mobile Products & Communications segment. Any such charge may adversely affect Sony’s operating results and financial condition.

In addition, as announced on July 31, 2014 in the consolidated financial results for the first quarter ended June 30, 2014, sales of the Mobile Communications business (formerly included in the Mobile Products & Communications segment—see Notes to Consolidated Financial Statements– 8. Business segment information) are expected to be below the May forecast primarily due to an expected decrease in unit sales of mid-range smartphones which were expected to significantly grow mainly in emerging market countries.  Operating income is expected to be below the May forecast primarily due to the above-mentioned expected decrease in sales, partially offset by a reduction in marketing expenses and research and development expenses.

The factors described above, including the current quarter’s financial performance and the revised full-year forecast for the business, as well as increasingly competitive markets in various areas, could continue to adversely affect the Mobile Communications business. In addition, in light of these developments, in July Sony began a review of its Mid-Range Plan (MRP) for the Mobile Communications business.  This process is currently on-going, and Sony will continue to evaluate the financial and other consequences of changes, if any, in the MRP or strategic alternatives within the Mobile Communications business, as well as its financial performance. It is possible that the above-described circumstances might result in an impairment charge against various assets, including goodwill, in that reporting segment.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2014.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2014, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2014” submitted to the SEC on Form 6-K on July 31, 2014.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2014”

http://www.sec.gov/Archives/edgar/data/313838/000115752314003155/a50914202.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2014, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

During the three months ended June 30, 2014, the average rates of the yen were 102.2 yen against the U.S. dollar and 140.1 yen against the euro, which were 3.4 percent and 8.0 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended June 30, 2014, sales were 1,809.9 billion yen, an increase of 5.8 percent year-on-year, while on a constant currency basis, sales increased approximately 3 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 69.8 billion yen was recorded for the three months ended June 30, 2014, an increase of 34.3 billion yen year-on-year (an improvement of approximately 32.9 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		Three months ended June 30		Change in yen
		2013	2014
MC	Sales	285.5	314.3	+10.1%	+2%	+24.1
	Operating income (loss)	12.6	(2.7)	-15.3	-14.4	-0.9
G&NS	Sales	131.6	257.5	+95.7%	+86%	+12.8
	Operating loss (loss)	(16.4)	4.3	+20.7	+15.3	+5.4
IP&S	Sales	180.9	164.6	-9.0%	-10%	+2.6
	Operating income	9.1	17.4	+8.3	+6.2	+2.1
HE&S	Sales	275.2	285.7	+3.8%	+2%	+5.0
	Operating income	3.4	7.7	+4.3	+4.4	-0.1
Devices	Sales	190.4	184.1	-3.3%	-5%	+2.7
	Operating income	10.8	12.5	+1.7	-0.6	+2.3

In addition, sales for the Pictures segment increased 22.6 percent year-on-year to 194.8 billion yen, an approximate 18 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 4.4 percent year-on-year to 116.9 billion yen, an approximate 2 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended June 30, 2014. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended June 30, 2014. In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2014, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2014” submitted to the SEC on Form 6-K on July 31, 2014.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2014”

http://www.sec.gov/Archives/edgar/data/313838/000115752314003155/a50914202.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except as set forth below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Issues Facing Sony and Management’s Response to those Issues

The Japanese economy is gradually expanding due to monetary easing and an increase in demand prior to a recent increase in the consumption tax rate, the euro zone is experiencing a gradual economic recovery, and the U.S. economy continues to be stable in spite of a reduction in scale of monetary easing policies and a political impasse over increasing public debt. However, the overall global economic outlook is uncertain due to the slowdown of emerging market economies and concerns about a slowdown in the Japanese economy resulting from an increase in the consumption tax rate.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded consecutive operating losses in the fiscal years ended March 31, 2012, 2013 and 2014.

To address these circumstances, on May 22, 2014, Sony announced its corporate strategy to Complete Reform of Electronics Business Structure and Establish Foundations for Sustainable Growth from FY2015 and is implementing key initiatives in the fiscal year ending March 31, 2015 for its three core electronics businesses - the game and network services, mobile and imaging businesses - and the entertainment and financial services businesses, as well as implementing new technology development and measures for new business creation to deliver further growth from the fiscal year ending March 31, 2016.

1.	Completion of Electronics Business Structural Reform

As announced on February 6, 2014, Sony is proceeding with the withdrawal from its PC business, the split out of its TV business and the structural reform of its sales companies and headquarters functions. Sony expects to complete these initiatives within the fiscal year ending March 31, 2015.

Sony is withdrawing from the PC business following the completion of sales of its Spring product lineup. On July 1, 2014, Sony transferred its PC business operated in Japan under the VAIO brand and certain related assets to VAIO Corporation, which was established as a special purpose company funded by a subsidiary of Japan Industrial Partners, Inc. Going forward, Sony will provide customer support for PC products that have already been sold and support the smooth launch of VAIO Corporation.

On July 1, 2014, “Sony Visual Products Inc.” was established to start operation of a new TV business company. Sony is also executing fixed cost reduction measures across the sales companies, headquarters and indirect functions that support the TV business in order to help establish a business structure capable of minimizing the impact of external market fluctuations. Sony expects to return the TV business to profitability in the fiscal year ending March 31, 2015 by executing the above measures, accelerating the implementation of its strategic shift towards high value-added models, including 4K, and establishing more flexible operations capable of responding rapidly to fluctuations in demand or the business environment. Sony aims to reduce total costs in its electronics sales companies by approximately 20 percent and costs across headquarters and support functions by approximately 30 percent, by the fiscal year ending March 31, 2016, compared to the fiscal year ended March 31, 2014.

2.	Key Initiatives to be Executed in Core Businesses in the Fiscal Year ending March 31, 2015

Game and Network Services

In the game and network services business, Sony aims to expand the installed base of PlayStation 4 (“PS4™”) and reinforce its network services in order to drive increased profit growth. Sony aims to further consolidate its No.1 position in the home console market in the fiscal year ending March 31, 2015. Sony plans to start an open beta version of the PlayStation™Now game streaming service this summer in the U.S. and introduce a new, cloud-based television service within the calendar year 2014. Sales from the network business, including game, music and video services, are expected to grow going forward.

Mobile

In the mobile business, Sony plans to add to its flagship Xperia™ lineup in a timely manner and to enrich its entry-level product lineup to address specific local needs. In addition to Europe and Japan, Sony aims to build strategic partnerships with network operators in the U.S. and, by introducing models that fully match customer needs, strengthen its presence in the U.S. market. Sony is also reinforcing its monitoring systems to analyze business outlook, including risks such as sudden changes in the market environment and negative shifts in demand, to help ensure stable operations.

Imaging Businesses

In the image sensor business, Sony will continue to integrate its highly competitive, cutting-edge image sensors with its wealth of camera expertise to drive the growth of its finished product and device businesses. Sony intends to bolster its manufacturing capacity for stacked CMOS image sensors and to thereby reinforce its leading market position. Additionally, the Company aims to continue to deliver compelling, high value-added, professional and consumer imaging products in order to sustain business profitability.

In the component device space, Sony plans to focus on batteries in addition to image sensors. These two key components are expected to be a driving force for Sony to deliver attractive products and new services. In the medical space, the development of surgical endoscopes incorporating 3D and 4K technologies being carried out by Sony Olympus Medical Solutions, Sony’s medical business joint venture with Olympus Corporation, is proceeding as scheduled, targeting market launch in the fiscal year ending March 31, 2016.

Entertainment

With diversifying forms of content distribution, and the growth of network distribution channels, Sony believes its rich content assets position it for continued growth. In this environment, Sony will explore new ways to innovate in its Entertainment businesses, including collaboration with its network service businesses. In the Pictures segment, Sony is executing a cost reduction plan that aims to achieve total cost reduction of 300 million U.S. dollars by the end of March 2016. Sony expects to continue to produce quality programming in the television production business and achieve steady growth in its media networks business, both of which are focus areas for Sony. In the Music segment, Sony is targeting increased market share by cultivating new talent and expanding its presence in emerging markets.

Financial Services

Sony’s life insurance, non-life insurance and banking businesses have steadily expanded their range of services and earned high customer satisfaction ratings by providing outstanding services to customers. Sony aims to continue this stable profit growth in its Financial Services segment by continuing the pursuit of high-quality service. At the same time, Sony will be working to grow its nursing care business, launched in the fiscal year ended March 31, 2014, into the fourth pillar of its Financial Services business.

3.	New Technology Development and Measures for New Business Creation to Deliver Further Growth from the Fiscal Year ending March 31, 2016

Direction of New Technology Development

By further reinforcing Sony’s strengths in the areas of device and information processing technologies, Sony intends to differentiate its core electronics businesses and deliver new products and services that “create new lifestyles” and “enrich people’s lives” in both the home and mobile spaces. Specifically, in device technologies, Sony plans to concentrate on image sensors, batteries and low energy consumption technologies. In information processing technologies, Sony will focus on recognition, natural user interface and signal processing innovation. Sony will leverage these technologies to pursue its “Life Space UX” initiative, which will allow users to enjoy videos or music or access information they need anywhere within the home, and “wearable” products in the mobile space.

Accelerating Innovation and New Business Creation

Sony is continuing to introduce innovative products that deliver new user experiences, such as its smartphone-attachable lens-style cameras and Music Video Recorder. Its 4K ultra short throw projector developed under the “Life Space UX” initiative, and its Smart Tennis Sensor, are examples of innovative new products that go beyond the boundaries of existing businesses. In April 2014, Sony launched a dedicated new organization responsible for promoting and supporting the creation of new businesses. The organization seeks to draw on internal and external insight to provide a catalyst for innovation and to provide opportunities for new ideas to transition into successful new businesses.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.
•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.
•	Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.
•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•	Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.
•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2014.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

The following significant changes in research and development activities occurred during the period.

In April 2014, R&D Platform and Software Design Group were integrated into RDS Platform and realigned as System R&D Group and Device & Material R&D Group, to accelerate the creation of customer value through further strengthening cooperation between system R&D and device R&D.

Research and development costs for the three months ended June 30, 2014 totaled 106.9 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2014. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2014

http://www.sec.gov/Archives/edgar/data/313838/000119312514249964/d709915d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 729.4 billion yen in unused committed lines of credit, as of June 30, 2014. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 1.01 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

Ⅲ Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2014)	As of the filing date of the Quarterly Securities Report (August 6, 2014)
Common stock	1,044,718,167	1,048,586,314	Tokyo Stock Exchange New York Stock Exchange London Stock Exchange *3	The number of shares constituting one full unit is one hundred (100).
Total	1,044,718,167	1,048,586,314	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds) during August 2014, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.
*3.	The Company is applying to the London Stock Exchange to cancel the listing of the Company’s shares of common stock.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended June 30, 2014.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2014	10	1,044,718	9	646,663	9	860,356

Notes:

1.	The increase is due to the exercise of SARs
2.	Upon the exercise of SARs during the period from July 1, 2014 to July 31, 2014, the total number of shares issued increased by 3,868 thousand shares, the amount of common stock and the legal capital surplus increased by 1,851 million yen, respectively.

vi) Status of Major Shareholders

(As of June 30, 2014)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	101,606	9.73
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	39,897	3.82
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	36,497	3.49
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	20,844	2.00
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	15,323	1.47
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo)	14,010	1.34
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,482	1.10
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,477	1.10
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,431	1.09
Japan Trustee Services Bank, Ltd. (Trust account 2) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,291	1.08
Total		273,858	26.21

Notes:

*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.	BlackRock Japan Co., Ltd. sent a copy of the “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014, after the end of the first quarterly period ended June 30, 2014, and reported that they held shares of the Company as of July 15, 2014 as provided in the below table. The Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders as of June 30, 2014.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd.	52,314	5.01

vii) Status of Voting Rights

1) Shares Issued

(As of June 30, 2014)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,034,200	—	—
Shares with full voting rights (Others)	1,041,281,500	10,412,815	—
Shares constituting less than one full unit	2,402,467	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,044,718,167	—	—
Total voting rights held by all shareholders	—	10,412,815	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of June 30, 2014)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,034,200	—	1,034,200	0.10
Total	—	1,034,200	—	1,034,200	0.10
Note:	In addition to the 1,034,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2014 to the filing date of this Quarterly Securities

Report (Shihanki Houkokusho).

IV Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2014	At June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	687,405
Marketable securities	832,566	858,964
Notes and accounts receivable, trade	946,553	963,736
Allowance for doubtful accounts and sales returns	(75,513)	(65,734)
Inventories	733,943	792,027
Other receivables	224,630	235,470
Deferred income taxes	53,068	45,489
Prepaid expenses and other current assets	443,173	457,670
Total current assets	4,204,886	3,975,027
Film costs	275,799	264,440
Investments and advances:
Affiliated companies	181,263	182,271
Securities investments and other	7,737,748	7,850,517
	7,919,011	8,032,788
Property, plant and equipment:
Land	125,890	125,386
Buildings	674,841	674,749
Machinery and equipment	1,705,774	1,693,853
Construction in progress	39,771	38,160
	2,546,276	2,532,148
Less – Accumulated depreciation	1,796,266	1,790,302
	750,010	741,846
Other assets:
Intangibles, net	675,663	654,575
Goodwill	691,803	682,952
Deferred insurance acquisition costs	497,772	503,156
Deferred income taxes	105,442	107,652
Other	213,334	203,685
	2,184,014	2,152,020
Total assets	15,333,720	15,166,121

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2014	At June 30, 2014
LIABILITIES
Current liabilities:
Short-term borrowings	111,836	92,416
Current portion of long-term debt	265,918	116,470
Notes and accounts payable, trade	712,829	757,901
Accounts payable, other and accrued expenses	1,175,413	1,098,690
Accrued income and other taxes	81,842	89,705
Deposits from customers in the banking business	1,890,023	1,829,708
Other	545,753	546,240
Total current liabilities	4,783,614	4,531,130
Long-term debt	916,648	854,259
Accrued pension and severance costs	284,963	280,338
Deferred income taxes	410,896	423,633
Future insurance policy benefits and other	3,824,572	3,903,227
Policyholders’ account in the life insurance business	2,023,472	2,075,157
Other	302,299	302,281
Total liabilities	12,546,464	12,370,025
Redeemable noncontrolling interest	4,115	4,129
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2014–Shares authorized: 3,600,000,000, shares issued: 1,044,707,767	646,654
At June 30, 2014–Shares authorized: 3,600,000,000, shares issued: 1,044,718,167		646,663
Additional paid-in capital	1,127,090	1,124,985
Retained earnings	940,262	967,066
Accumulated other comprehensive income –
Unrealized gains on securities, net	127,509	127,011
Pension liability adjustment	(180,039)	(179,673)
Foreign currency translation adjustments	(399,055)	(420,756)
	(451,585)	(473,418)
Treasury stock, at cost
Common stock
At March 31, 2014–1,026,618 shares	(4,284)
At June 30, 2014–1,034,279 shares		(4,297)
	2,258,137	2,260,999
Noncontrolling interests	525,004	530,968
Total equity	2,783,141	2,791,967
Total liabilities and equity	15,333,720	15,166,121

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2013	2014
Sales and operating revenue:
Net sales	1,438,936	1,539,806
Financial services revenue	250,170	245,750
Other operating revenue	22,313	24,352
	1,711,419	1,809,908
Costs and expenses:
Cost of sales	1,098,880	1,150,839
Selling, general and administrative	384,993	410,447
Financial services expenses	204,297	201,678
Other operating (income) expense, net	(12,673)	(19,669)
	1,675,497	1,743,295
Equity in net income (loss) of affiliated companies	(425)	3,201
Operating income	35,497	69,814
Other income:
Interest and dividends	3,887	3,415
Gain on sale of securities investments, net	500	5,200
Foreign exchange gain, net	6,191	-
Other	8,462	617
	19,040	9,232
Other expenses:
Interest	6,956	6,412
Foreign exchange loss, net	-	1,976
Other	2,188	2,281
	9,144	10,669
Income before income taxes	45,393	68,377
Income taxes	26,468	26,046
Net income	18,925	42,331
Less - Net income attributable to noncontrolling interests	15,798	15,523
Net income attributable to Sony Corporation’s stockholders	3,127	26,808

	Yen
	Three months ended June 30
	2013	2014
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	3.09	25.69
– Diluted	2.68	22.94

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2013	2014
Net income	18,925	42,331
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(14,894)	1,875
Unrealized gains on derivative instruments	193	-
Pension liability adjustment	(3,247)	336
Foreign currency translation adjustments	62,372	(20,840)
Total comprehensive income	63,349	23,702
Less – Comprehensive income attributable to noncontrolling interests	6,210	18,727
Comprehensive income attributable to Sony Corporation's stockholders	57,139	4,975

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2013	2014
Cash flows from operating activities:
Net income	18,925	42,331
Adjustments to reconcile net income to net cash
provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	92,929	84,298
Amortization of film costs	56,324	70,892
Stock-based compensation expense	374	376
Accrual for pension and severance costs, less payments	(1,702)	(3,433)
Other operating (income) expense, net	(12,673)	(19,669)
Gain on sale or devaluation of securities investments, net	(460)	(5,198)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(21,569)	(10,287)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	266	(1,196)
Deferred income taxes	(4,381)	4,888
Equity in net (income) loss of affiliated companies, net of dividends	648	(2,046)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(51,916)	(38,005)
Increase in inventories	(113,680)	(65,977)
Increase in film costs	(79,056)	(63,690)
Increase in notes and accounts payable, trade	162,054	51,364
Decrease in accrued income and other taxes	(19,744)	(1,776)
Increase in future insurance policy benefits and other	108,162	101,663
Increase in deferred insurance acquisition costs	(20,049)	(18,526)
Increase in marketable securities held in the financial services	(10,814)	(8,143)
business for trading purposes
Increase in other current assets	(106,791)	(19,940)
Decrease in other current liabilities	(108,160)	(43,164)
Other	(21,650)	11,480
Net cash provided by (used in) operating activities	(132,963)	66,242

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2013	2014
Cash flows from investing activities:
Payments for purchases of fixed assets	(62,926)	(51,490)
Proceeds from sales of fixed assets	84,658	26,014
Payments for investments and advances by financial services business	(244,629)	(224,724)
Payments for investments and advances (other than financial services business)	(1,858)	(4,481)
Proceeds from sales or return of investments and collections of advances by financial services business	167,185	101,317
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,339	26,092
Other	13,567	2,575
Net cash used in investing activities	(41,664)	(124,697)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	161,007	8,999
Payments of long-term debt	(33,304)	(219,689)
Increase (decrease) in short-term borrowings, net	14,894	(19,015)
Increase (decrease) in deposits from customers in the financial services business, net	18,266	(32,462)
Dividends paid	(12,679)	(13,100)
Other	(26,189)	(16,087)
Net cash provided by (used in) financing activities	121,995	(291,354)
Effect of exchange rate changes on cash and cash equivalents	27,462	(9,252)
Net decrease in cash and cash equivalents	(25,170)	(359,061)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466
Cash and cash equivalents at end of the period	801,191	687,405

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1) Recently adopted accounting pronouncements:

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3) Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2013 have been made to conform to the presentation for the three months ended June 30, 2014. Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Certain information in Note 8 was also reclassified, accordingly.

(4) Revisions:

During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year. Accordingly, certain financial information for the comparable period has been revised. The principal amounts that have been revised are indicated below.

	Yen in millions
	Three months ended June 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	251,463	250,170
Financial services expenses	204,730	204,297
Net income	19,513	18,925

Consolidated Statements of Comprehensive Income
Unrealized losses on securities	(13,931)	(14,895)
Comprehensive income attributable to Sony Corporation’s stockholders	58,069	57,138

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	106,992	108,162
Increase in deposits from customers in the financial services business, net	16,972	18,266

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2014				June 30, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,130,397	113,684	(28)	1,244,053	1,134,598	124,021	-	1,258,619

Japanese local government bonds	62,670	468	(7)	63,131	62,751	441	(8)	63,184

Japanese corporate bonds	168,275	984	(8)	169,251	146,337	868	(10)	147,195

Foreign government bonds	27,587	3,684	(17)	31,254	30,153	3,669	(7)	33,815

Foreign corporate bonds	434,570	16,547	(182)	450,935	476,983	14,664	(394)	491,253
	1,823,499	135,367	(242)	1,958,624	1,850,822	143,663	(419)	1,994,066

Equity securities	84,074	91,977	(34)	176,017	73,900	89,269	(29)	163,140

Held-to-maturity
securities:
Japanese national government bonds	4,398,018	418,845	(3)	4,816,860	4,469,673	448,212	(2)	4,917,883

Japanese local government bonds	6,222	373	-	6,595	6,217	395	-	6,612

Japanese corporate bonds	28,030	2,705	-	30,735	27,973	3,095	-	31,068

Foreign government bonds	16,359	847	(1)	17,205	19,757	2,261	-	22,018

Foreign corporate bonds	56,284	19	-	56,303	57,555	20	-	57,575
	4,504,913	422,789	(4)	4,927,698	4,581,175	453,983	(2)	5,035,156

Total	6,412,486	650,133	(280)	7,062,339	6,505,897	686,915	(450)	7,192,362

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	348,832	274,835	-	623,667	623,667	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,244,053	-	1,244,053	24,822	1,219,231	-	-
Japanese local government bonds	-	63,131	-	63,131	1,491	61,640	-	-
Japanese corporate bonds	-	168,240	1,011	169,251	58,661	110,590	-	-
Foreign corporate bonds	-	444,128	6,807	450,935	113,501	337,434	-	-
Other	3,027	28,227	-	31,254	1,134	30,120	-	-
Equity securities	175,931	86	-	176,017	-	176,017	-	-
Other investments *1	8,031	3,612	75,837	87,480	-	87,480	-	-
Derivative assets *2, *3	-	11,887	-	11,887	-	-	10,863	1,024
Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024
Liabilities:
Derivative liabilities*2,*3	-	30,549	-	30,549	-	-	15,155	15,394
Total liabilities	-	30,549	-	30,549	-	-	15,155	15,394

	Yen in millions
	June 30, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	355,149	291,633	-	646,782	646,782	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,258,619	-	1,258,619	19,005	1,239,614	-	-
Japanese local government bonds	-	63,184	-	63,184	1,728	61,456	-	-
Japanese corporate bonds	-	146,185	1,010	147,195	44,471	102,724	-	-
Foreign corporate bonds	-	480,526	10,727	491,253	137,398	353,855	-	-
Other	2,997	30,818	-	33,815	6	33,809	-	-
Equity securities	163,054	86	-	163,140	-	163,140	-	-
Other investments *1	8,206	3,791	76,046	88,043	-	88,043	-	-
Derivative assets *2, *3	-	11,368	-	11,368	-	-	10,687	681
Total assets	529,406	2,286,210	87,783	2,903,399	849,390	2,042,643	10,687	681
Liabilities:
Derivative liabilities*2,*3	-	33,093	-	33,093	-	-	14,756	18,337
Total liabilities	-	33,093	-	33,093	-	-	14,756	18,337

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4. Supplemental equity and comprehensive income information

(1)       Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2013 and 2014 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	12		12
Conversion of zero coupon convertible bonds	20		20
Stock-based compensation	372		372
Comprehensive income:
Net income	3,127	15,798	18,925
Other comprehensive income, net of tax ―
Unrealized losses on securities	(4,948)	(9,946)	(14,894)
Unrealized gains on derivative instruments	193		193
Pension liability adjustment	(3,250)	3	(3,247)
Foreign currency translation adjustments	62,017	355	62,372
Total comprehensive income	57,139	6,210	63,349
Dividends declared		(6,046)	(6,046)
Transactions with noncontrolling interests shareholders and other	3	402	405
Balance at June 30, 2013	2,249,808	480,308	2,730,116

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	19		19
Stock-based compensation	377		377
Comprehensive income:
Net income	26,808	15,523	42,331
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(498)	2,373	1,875
Pension liability adjustment	366	(30)	336
Foreign currency translation adjustments	(21,701)	861	(20,840)
Total comprehensive income	4,975	18,727	23,702
Dividends declared		(8,712)	(8,712)
Transactions with noncontrolling interests shareholders and other	(2,509)	(4,051)	(6,560)
Balance at June 30, 2014	2,260,999	530,968	2,791,967

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2013 and 2014.

(2)       Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2013 and 2014 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income (loss) before reclassifications	(14,778)	103	(3,331)	62,372	44,366
Amounts reclassified out of accumulated other comprehensive income	(116)	90	84		58
Net current-period other comprehensive income (loss)	(14,894)	193	(3,247)	62,372	44,424
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(9,946)		3	355	(9,588)
Balance at June 30, 2013	104,131	(549)	(195,066)	(493,999)	(585,483)

	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income (loss) before reclassifications	7,085	(18)	(20,840)	(13,773)
Amounts reclassified out of accumulated other comprehensive income	(5,210)	354		(4,856)
Net current-period other comprehensive income (loss)	1,875	336	(20,840)	(18,629)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	2,373	(30)	861	3,204
Balance at June 30, 2014	127,011	(179,673)	(420,756)	(473,418)

5. Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited. Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for three months ended June 30, 2013 and 2014 is as follows:

	Yen in millions
	Three months ended June 30
	2013	2014
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	3,127	26,808

	Thousands of shares
Weighted-average shares outstanding	1,010,916	1,043,681
Effect of dilutive securities:
Stock acquisition rights	194	718
Zero coupon convertible bonds	156,726	124,117
Weighted-average shares for diluted EPS computation	1,167,836	1,168,516

	Yen
Basic EPS	3.09	25.69
Diluted EPS	2.68	22.94

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2013 and 2014 were 16,438 thousand shares and 15,416 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2013 and 2014 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period.

7. Commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2014, the total unused portion of the lines of credit extended under these contracts was 24,264 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Purchase commitments and other

Purchase commitments and other outstanding as of June 30, 2014 amounted to 329,638 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within five years. As of June 30, 2014, these subsidiaries were committed to make payments under such contracts of 121,907 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2014, these subsidiaries were committed to make payments of 58,602 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within ten years. As of June 30, 2014, Sony has committed to make payments of 51,619 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract. As of June 30, 2014, Sony recorded 30,801 million yen in other current liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either Standard & Poor's Ratings Services (lower than “BBB-”) or Moody’s Investors Service (“Moody’s”) (lower than “Ba1”). The condition related to the credit rating by Moody’s was eased through an amendment in March 2014 to allow for a downgrade from Baa3 to Ba1.

(3) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of August 6, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. The settlement of a set of non-U.S. class actions has received court approval, and one non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In November 2013, trial was set for September 2014 on a complaint by a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. Based on the stage of this proceeding and information currently available, Sony believes that any reasonably possible loss would not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2014 amounted to 40,080 million yen.

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 288 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of June 30, 2014, the fair value of the collateral exceeded 288 million U.S. dollars.

8. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015, to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments. In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the Game & Network Services (“G&NS”) segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. As of the current quarter, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation. The Pictures, Music and Financial Services segments remain unchanged.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2013	2014
Sales and operating revenue:
Mobile Communications -
Customers	285,457	314,310
Intersegment	9	8
Total	285,466	314,318
Game & Network Services -
Customers	115,094	231,368
Intersegment	16,493	26,162
Total	131,587	257,530
Imaging Products & Solutions -
Customers	179,825	164,136
Intersegment	1,063	464
Total	180,888	164,600
Home Entertainment & Sound -
Customers	274,114	285,053
Intersegment	1,062	695
Total	275,176	285,748
Devices -
Customers	145,677	144,738
Intersegment	44,699	39,350
Total	190,376	184,088
Pictures -
Customers	158,802	194,666
Intersegment	113	104
Total	158,915	194,770
Music -
Customers	109,175	113,476
Intersegment	2,784	3,387
Total	111,959	116,863
Financial Services -
Customers	250,170	245,750
Intersegment	1,235	1,217
Total	251,405	246,967
All Other -
Customers	177,684	104,632
Intersegment	16,800	24,140
Total	194,484	128,772
Corporate and elimination	(68,837)	(83,748)
Consolidated total	1,711,419	1,809,908

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2013	2014
Operating income (loss):
Mobile Communications	12,566	(2,740)
Game & Network Services	(16,370)	4,319
Imaging Products & Solutions	9,097	17,409
Home Entertainment & Sound	3,367	7,661
Devices	10,845	12,536
Pictures	3,742	7,831
Music	10,771	11,386
Financial Services	45,109	43,772
All Other	(16,921)	(18,432)
Total	62,206	83,742
Corporate and elimination	(26,709)	(13,928)
Consolidated operating income	35,497	69,814
Other income	19,040	9,232
Other expenses	(9,144)	(10,669)
Consolidated income before income taxes	45,393	68,377

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2013 and 2014 was 5,207 million yen and 7,916 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2013	2014
Mobile Communications	285,457	314,310

Game & Network Services	115,094	231,368

Imaging Products & Solutions
Digital Imaging Products	114,420	106,135
Professional Solutions	61,464	55,716
Other	3,941	2,285
Total	179,825	164,136

Home Entertainment & Sound
Televisions	185,579	204,989
Audio and Video	87,381	79,420
Other	1,154	644
Total	274,114	285,053

Devices
Semiconductors	85,257	85,028
Components	59,896	59,465
Other	524	245
Total	145,677	144,738

Pictures
Motion Pictures	71,234	104,626
Television Productions	40,030	42,362
Media Networks	47,538	47,678
Total	158,802	194,666

Music
Recorded Music	80,674	79,395
Music Publishing	12,581	16,288
Visual Media and Platform	15,920	17,793
Total	109,175	113,476

Financial Services	250,170	245,750
All Other	177,684	104,632
Corporate	15,421	11,779
Consolidated total	1,711,419	1,809,908

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Production includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual producs and the production and distribution of animation titles.

	Yen in millions
	Three months ended June 30
	2013	2014
Depreciation and amortization:
Mobile Communications	5,419	6,444
Game & Network Services	3,646	4,000
Imaging Products & Solutions	9,850	6,967
Home Entertainment & Sound	6,608	6,105
Devices	25,689	21,014
Pictures	4,347	4,565
Music	3,590	3,347
Financial Services, including deferred insurance acquisition costs	13,957	15,619
All Other	7,183	3,466
Total	80,289	71,527

Corporate	12,640	12,771

Consolidated total	92,929	84,298

	Yen in millions
	Three months ended June 30, 2013
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	755	-	755
Game & Network Services	1	-	1
Imaging Products & Solutions	729	-	729
Home Entertainment & Sound	160	19	179
Devices	1,376	-	1,376
Pictures	415	-	415
Music	26	-	26
Financial Services	-	-	-
All Other and Corporate	939	234	1,173
Consolidated total	4,401	253	4,654

	Yen in millions
	Three months ended June 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	13	-	13
Game & Network Services	64	-	64
Imaging Products & Solutions	128	-	128
Home Entertainment & Sound	540	-	540
Devices	542	-	542
Pictures	-	-	-
Music	25	-	25
Financial Services	-	-	-
All Other and Corporate	13,281	669	13,950
Consolidated total	14,593	669	15,262

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2013	2014
Japan	531,750	511,379
United States	252,542	305,286
Europe	328,204	392,196
China	123,231	133,041
Asia-Pacific	257,410	244,873
Other Areas	218,282	223,133
Total	1,711,419	1,809,908

Major areas in each geographic segment excluding Japan, United States and China are as follows:

　 (1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

　 (2) Asia-Pacific: India, South Korea and Oceania

　 (3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2013 and 2014.

(2) Other Information

(1) Dividends declared

A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on May 13, 2014 as below:

1. Total amount of year-end cash dividends:

13,046 million yen

2. Amount of year-end cash dividends per share:

12.50 yen

3. Payment date:

June 3, 2014

Year-end cash dividends for the fiscal year ended March 31, 2014 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2014.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2014.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of August 6, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has received preliminary court approval, and is subject to final approval by the court. The settlement of a set of non-U.S. class actions has received court approval, and one non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In November 2013, trial was set for September 2014 on a complaint by a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. Based on the stage of this proceeding and information currently available, Sony believes that any reasonably possible loss would not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: August 6, 2014